May 12, 2015

VIA EDGAR AND OVERNIGHT COURIER

Mr. Karl Hiller

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-5546

Re:     World Fuel Services Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 12, 2015

Comment Letter dated April 27, 2015

File No. 001-09533

Dear Mr. Hiller:

This letter sets forth the response of World Fuel Services Corporation (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter dated April 27, 2015. For your convenience, we have included the text of the Staff’s comments (numbered as set forth in your comment letter) followed by our response.

1.              We note your response to prior comment one, regarding the theft of fuel valued at $18 million, attributing this incident to a fraudulent request for fuel supply that was executed within your standard process of order fulfillment. You also explain that you view this incident as an elaborate commercial fraud and not as a cyber-incident, as no digital technologies or systems were compromised. Given the policies and procedures that are integral to the definition of internal control over financial reporting set forth in Rule 13(a)-15(f) of the Regulation 13A, tell us how your processing of this transaction did not preclude your assessment that internal control over financial reporting was effective, and did not lead to change that would need to be disclosed pursuant to Item 308(c) of Regulation S-K. In doing so, please tell us the date you became aware of the incident, explain how the matter was considered in each subsequent assessment of effectiveness, indicate how you concluded that a material weakness did not exist, and describe and indicate the dates of any changes that were made to your internal control over financial reporting to guard against similar incidents arising in the future.

As described in our letter to the Staff on April 3, 2015, in October 2013, we received a request from an individual who purported to be employed by one of our customers.  Prior to the fulfillment of the order, we executed our relevant internal controls, which included review of the bid and the resulting contract by different functions of the Company, such as legal, accounting, and credit.  We followed our normal process for fulfilling this order and sent an invoice to the customer. As part of our invoice collections process, we were subsequently advised by the customer that it was unable to find a purchase order number related to the order and would revert back to us after looking into the matter further. On January 28, 2014, while waiting to hear back from the customer, we were contacted by law enforcement authorities who informed us that we had been the victim of a fraud.  These law enforcement authorities also informed us that the third party or parties who had committed the fraud had also perpetrated similar fraudulent transactions on other vendors of our customer, and that the law enforcement authorities were conducting a criminal investigation into these incidents.

In conducting our annual assessment of our internal control over financial reporting (“ICFR”) for the fiscal year in which this incident occurred, we evaluated the incident and concluded that it did not suggest any deficiency in our ICFR (and, accordingly, no material weakness).  We discussed this incident with our Audit Committee in making this determination.  We concluded that at no time were the controls we had in place regarding the maintenance of records, the reliability of financial reporting and the preparation of financial statements compromised.  We also concluded that this incident did not suggest a failure related to the third prong of the definition of ICFR in Rule 13a-15(f) (i.e., our policies are procedures that “[p]rovide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of [our] assets that could have a material adverse effect on [our] financial statements”).  In light of the foregoing determinations, we did not consider this incident a deficiency in our ICFR and did not make any material changes to our ICFR.  Accordingly, we have not considered this incident in our subsequent assessments of our ICFR pursuant to Item 308(c) of Regulation S-K.

This incident was not a fraud perpetrated by any individual within the Company.  There was no unauthorized acquisition, use or disposition of our assets that could have a material adverse effect on our financial statements, nor did it relate to improper management override.  In addition, there were no related errors in our books and records or misstatements in our financial reporting for the quarter and year ended December 31, 2013.  Rather, the incident was a commercial fraud perpetrated by a third party or parties outside the Company posing as one of our customers and utilizing sophisticated techniques to engage in criminal activity against us, our customer and (as we have been told) other vendors of our customer. We conducted an internal review of this incident and reviewed our internal procedures, the findings of which supported the conclusion that this was an entirely external fraud committed by a sophisticated party or parties with no affiliation to the Company, and was largely outside of our control.  In that regard, we note that ICFR are required to provide “reasonable assurance” regarding the recording of transactions as necessary to permit the preparation of financial statements or to prevent the unauthorized disposition of assets that could have a material adverse effect on our financial statements.  We do not believe that the occurrence of this incident warrants a conclusion that our ICFR are not able to provide such reasonable assurance.

In addition to our ICFR, it should be noted that we also have commercial and operational procedures implemented as part of our risk mitigation strategies that are designed to minimize the likelihood of these types of incidents.  While we have enhanced certain of our operational procedures as a result of this incident, we cannot guarantee that such improvements will prevent a similar incident from taking place in the future in all cases (nor do we believe that any policies, procedures and controls, no matter how robust, can guarantee that criminal activity will never be perpetrated against a commercial enterprise such as ours). Against this backdrop, we do not believe that the modifications we have made to our operational procedures in response to this incident constitute changes to our ICFR such that they require disclosure pursuant to Item 308(c) of Regulation S-K.

2.              We note your response to prior comment five, clarifying that you have been engaged in various discussions regarding possible settlements of claims arising over the train derailment in Canada on July 6, 2013. You state that these discussions have involved the potential resolution of different categories of claims for varying amounts. However, you indicate that you have not provided details of these claim categories or quantification in your disclosure as you do not believe they would “...necessarily provide an accurate indication of any ultimate settlement amount....” We do not believe ability to indicate an ultimate settlement figure is an applicable threshold for disclosure. We understand you have been unable to estimate a range of reasonably possible loss, and are therefore unable to conclude that these potential settlement amounts would fall outside such a range.

Under these circumstances, you should disclose the nature of the claim categories and the amounts that third parties have sought from you in their efforts to settle claims, qualified as appropriate with your view on the status of deliberations. Similarly, information about your insurance coverage and any uncertainties about its availability to limit your exposure would be pertinent. We reissue prior comment five.

To date we have been and are still unable to estimate a range of possible loss for the Lac-Mégantic matter. We have disclosed in our periodic reports extensive information regarding the incident and the status of pending legal proceedings, including the nature of the claims that have been asserted against us arising out of this incident (such as wrongful death, personal injury, property damage and environmental claims).  This disclosure is set forth in the notes to our financial statements, our Legal Proceedings disclosure and our “Risk Factors” disclosure.

We have also disclosed that we continue to actively discuss a potential settlement to resolve the outstanding claims against us arising out of the incident.  We agree with the Staff that our ability to indicate an ultimate settlement figure is not an applicable threshold for disclosure. However, we do not believe that it would be appropriate for us to disclose the amounts that third parties have sought from us in the various settlement discussions that we have had to date.  Further, we believe that disclosing amounts that the parties to the settlement discussions may have proffered at various times during the discussions could be misleading to investors.  We base these views on the following factors surrounding the nature of the settlement discussions to date:

•                  While we continue to actively discuss a potential settlement, the settlement discussions may ultimately result in an agreement or they may not.

•                  Amounts that may have been proffered to settle in the course of discussions to date have been informal, not fully defined or varied significantly in terms of scope and substance.

•                  The settlement discussions have involved multiple parties whose support for the various offers that have been made has been uncertain.

•                  There are numerous defendants, and our potential exposure and the amounts at which parties may be willing to settle with us at any given time can be significantly affected based upon the timing and terms of other defendants’ settlements.

While the amounts discussed at any particular time may be indicative of what our ultimate liability arising from this incident may be, those amounts could just as easily be uninformative.  Accordingly, we are of the view that we are unable at this time to provide information that we believe would enable investors to reasonably assess the significance of these offers or their bearing on the probability, timing or range of any potential settlement or the ultimate exposure that we may face from this incident.  We have disclosed this judgment and the rationale therefore in our Quarterly Report for the fiscal quarter ended March 31, 2015, which was filed on April 30, 2015 (the “First Quarter 2015 10-Q”).  This additional disclosure was provided in response to the Staff’s comment.

In addition, we believe that providing information at this point regarding amounts that may have been proffered in settlement discussions could be damaging to our ability to ultimately settle the claims from this matter.  The settlement discussions involve the resolution of claims of a number of interested parties, and we cannot predict whether the public disclosure of amounts offered to settle claims to date would adversely affect our ability to resolve these claims (or significantly increase the amount that parties seek from us to resolve these claims).  Any such adverse consequences would be materially detrimental to us and, as a result, our shareholders.

As we have said in our prior response to the Staff, we will continue to evaluate all relevant facts and circumstances surrounding this incident and assess whether additional information, including reasonable estimates regarding the aggregate amount or range of loss, can be provided in future filings.  Notably, in response to the prior comments from the Staff, our First Quarter 2015 10-Q contains disclosure regarding the nature of the settlement discussions to date, and we will continue to evaluate our disclosures in this regard going forward.

With regard to our insurance policies, we continue to pursue recovery under our various insurance policies to help offset our potential exposure related to this matter. However, the amount by which our insurance would offset any losses will depend upon the nature of the resolution of the matter, the aggregate amount of loss we may incur (which, as described above we are currently unable to reasonably estimate) and the positions taken by each insurance carrier as to their responsibility or agreement as to coverage.  The policies also cover different risks of loss, have different limits and other varying terms and conditions.  Accordingly, we do not believe it would be useful to investors to attempt to disclose potential insurance recoveries under our various insurance policies while we are unable to reasonably estimate our potential loss or a range of loss.  However, we note that where we have been able to reasonably estimate a probable loss and related insurance recovery, such as with respect to the value of the tank cars as well as legal and other costs incurred in connection with the incident, we have provided specific disclosures to that effect. Finally, we believe strongly that disclosing additional details related to our potential insurance coverage levels while we are in active settlement discussions could adversely impact our ability to reach a settlement on the most favorable terms available to the Company (and, accordingly, doing so could be detrimental to the interests of our shareholders).

Acknowledgment:

The Company acknowledges that:

(a)         the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

(b)         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

(c)          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact R. Alexander Lake, General Counsel, or the undersigned at (305) 428-8000.

Very truly yours,

/s/ Ira M. Birns
Ira M. Birns
Executive Vice President and Chief Financial Officer